UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of Interests of Persons Discharging Managerial Responsibility ("PDMRs")

Below are details of an acquisition of American Depositary Receipts ("ADRs") following a reinvestment of dividend under the Company's Dividend Reinvestment Plan in the USA on 17 September 2015, notified to the Company on 23 September 2015:-

Name of PDMR	No. of ADRs Purchased	Percentage of Issued Stock	Price per ADR	Total Holding Following Notification	Total Percentage Following Notification
Melinda Wolfe	298	0.00004%	$17.5993	19,310	0.00235%

Below are details of acquisitions of ADRs following a reinvestment of dividend under the Company's Employee Stock Purchase Plan in the USA on 17 September 2015, notified to the Company on 23 September 2015:-

Name of PDMR	No. of ADRs Purchased	Percentage of Issued Stock	Price per ADR	Total Holding Following Notification	Total Percentage Following Notification
Luyen Chou	20	0.00000%	$17.5753	1,302	0.00016%
Philip Hoffman	73	0.00001%	$17.5753	78,188	0.00952%

This notification is made in accordance with DTR 3.1.4R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  24 September 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary